MarketAxess Corporation

**(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)**
**Financial Statements and
Supplementary Schedules
December 31, 2017**







UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th Fl
(No. and Street)

New York City	NY	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER GEROSA 212-813-6343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Antonio L. Delise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A FARRELL
Notary Public, State of New York
No. 01FA6147437
Qualified in New York County
Commission Expires June 5, 2018

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of MarketAxess Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation as of December 31, 2017, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplementary Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Supplementary Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 21, 2018

We have served as the Company's auditor since 2000.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
Year Ended December 31, 2017

Assets

Cash and cash equivalents	$	41,267,358
Deposit with clearing broker		500,000
Investments, at fair value		75,892,394
Accounts receivable, including accounts receivable from affiliates of $958,729 net of allowance of $175,329		46,624,972
Equipment, net of accumulated depreciation of $26,514,698		9,701,827
Software development costs, net of accumulated amortization of $57,296,029		14,984,356
Prepaid expenses and other assets		6,605,310
Total assets	$	**195,576,217**

Liabilities and Shareholder's Equity
Liabilities

Accrued employee compensation	$	22,314,262
Deferred revenue		1,717,832
Accounts payable and other liabilities, including accounts payable to affiliates of $14,789,477		17,854,496
Deferred tax liabilities, net		685,812
Total liabilities		**42,572,402**

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in-capital		83,383,830
Retained earnings		69,619,975
Total shareholder's equity		**153,003,815**
Total liabilities and shareholder's equity	$	**195,576,217**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2017

Revenues

Commissions	$	319,768,650
Information services		9,765,766
Investment income		1,307,442
Other, including $1,171,234 from affiliates		2,470,727
Total revenues		**333,312,585**

Expenses

Employee compensation and benefits	57,710,249
Service agreement fees to affiliates	33,279,890
Technology and communications	18,758,660
Depreciation and amortization	13,930,901
Professional and consulting fees	7,126,500
General and administrative	6,667,809
Marketing and advertising	6,423,094
Clearing costs	3,809,658
Occupancy	3,517,026
Total expenses	**151,223,787**
Income before provision for income taxes	**182,088,798**
Provision for income taxes	60,906,794
Net Income	$ **121,182,004**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2016	1,000 $	10 $	83,383,830 $	68,437,971 $	151,821,811
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(120,000,000)	(120,000,000)
Net income	—	—	—	121,182,004	121,182,004
Balance, December 31, 2017	1,000 $	10 $	83,383,830 $	69,619,975 $	153,003,815

The accompanying notes are an integral part of these financial statements.

4

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	121,182,004
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13,930,901
Deferred tax assets, net		1,959,645
Provision for bad debts		365,579
Other		(15,072)
Changes in operating assets and liabilities:		
Decrease in accounts receivable		2,357,323
(Increase) in prepaid expenses and other assets		(2,081,234)
(Increase) in corporate debt trading investments		(333,258)
(Increase) in mutual funds held in rabbi trust		(890,522)
(Decrease) in accrued employee compensation		(190,287)
Increase in deferred revenue		17,659
Increase in accounts payable and other liabilities		221,923
Net cash provided by operating activities		**136,524,661**
Cash flows from investing activities		
Purchases of equipment		(8,268,779)
Capitalization of software development costs		(9,846,804)
Net cash (used in) investing activities		**(18,115,583)**
Cash flows from financing activities		
Dividends paid to MarketAxess Holdings Inc.		(120,000,000)
Net cash (used in) financing activities		**(120,000,000)**
Net (decrease) in cash and cash equivalents		(1,590,922)
Cash and cash equivalents		
Beginning of year		42,858,280
End of year	$	**41,267,358**
Supplemental cash flow information		
Cash paid during the year for income taxes	$	**661,820**

The accompanying notes are an integral part of these financial statements.

1. **Organization and Principal Business Activity**

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware on September 12, 1997, and operates a leading electronic trading platform that enables fixed-income market participants to efficiently trade corporate bonds and other types of fixed-income instruments. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competing executable bids or offers from multiple broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. The Company's trading platform provides access to global liquidity in U.S. high-grade corporate bonds, emerging markets and high-yield bonds, European bonds, U.S. agency bonds, municipal bonds, credit default swaps and other fixed-income securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. The Company provides fixed-income market data, analytics and compliance tools to assist clients with trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Significant Accounting Policies**

Cash and Cash Equivalents

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to its deposits at this bank. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Trading investments are recorded in the Statement of Financial Condition on the trade date and primarily include investment grade corporate debt securities. Investments are carried at fair value, with realized and unrealized gains or losses included in other revenues in the Statement of Operations.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. These financial instruments are short-term in nature and the carrying amount is reported on the Statement of Financial Condition at approximate fair value.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses in the Company's Statement of Operations.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a securities clearing agreement.

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of the Company's revenues are derived from commissions for trades executed on its platform and distribution fees that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information services, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type, size, yield and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two matched principal trades. Fee programs for certain products include distribution fees which are recognized monthly.

Information Services. The Company generates revenue from data licensed to our broker-dealer clients, institutional investor clients and data-only subscribers. Information services are invoiced monthly, quarterly or annually. When billed in advance, revenues are deferred and recognized monthly on a straight-line basis.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statements of Operations. Effective upon the Company's adoption of Accounting Standards Update ("ASU") 2016-09, "Improvements to Employee Share-Based Payment

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

Accounting" ("ASU 2016-09") on January 1, 2017, all tax effects related to share-based payments are recorded through tax expense in the periods during which the awards are exercised or vest.

On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118") to address the application of U.S. generally accepted accounting principles ("GAAP") related to the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 allows the Company to record a provisional amount when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change in the tax law. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year. The Company expects to complete its analysis within the measurement period in accordance with SAB 118.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Stock-Based Compensation for Employees
The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. Effective upon the Company's adoption of ASU 2016-09, the Company accounts for forfeitures as they occur. Prior to the adoption of ASU 2016-09, expected forfeitures were included in determining share-based compensation expense.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company acts as a matched principal counterparty in connection with the Open Trading™ transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading™ clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2017, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

Accounting Pronouncements, Recently Adopted

Effective January 1, 2017, the Company adopted ASU 2016-09 which simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, statutory tax withholding requirements and classification on the statement of cash flows. Beginning January 1, 2017, the tax effects related to share-based payments are recorded through the income tax provision and the Company has elected to account for forfeitures as they occur. The adoption of ASU 2016-09 will cause volatility in the Company's net income and effective tax rate. The volatility in future periods will depend on the Parent's stock price at the vesting date for restricted stock awards or exercise date for stock options and the number of awards that vest or are exercised in each period. Under the new guidance, excess tax benefits from share-based compensation are included as an operating activity in the Company's Statement of Cash Flows.

Accounting Pronouncements, Not Yet Adopted as of December 31, 2017

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The standard also requires new disclosure concerning contracts with customers, including the significant judgments made when applying the guidance. The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective transition approach. The Company completed its analysis and the adoption of this guidance will not have a material impact on the Company's Financial Statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02") requiring lessees to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. ASU 2016-02 will be effective for the Company beginning January 1, 2019 and early adoption is permitted and should be applied prospectively. The Company is currently evaluating the potential adoption impact and expects to recognize lease assets and lease liabilities in its Statement of Financial Condition. The Company does not expect material changes to the recognition of operating lease expense in its Statement of Operations.

In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other" ("ASU 2017-04"). ASU 2017-04 simplifies the testing for goodwill impairment. The guidance will be effective for the Company beginning January 1, 2020 and early adoption is permitted and should be applied prospectively. The adoption of this guidance is not expected to have a material effect on the Company's Financial Statements.

3. **Net Capital and Customer Protection Requirements**

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2017, the Company had net capital of $71,215,232 which exceeded its required net capital of $2,703,305 by $68,511,927. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

4.   **Fair Value Measurements**

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 18,512,198	$ —	$ —	$ 18,512,198
Trading securities:				
Corporate debt	—	74,555,352	—	74,555,352
Mutual funds held in rabbi trust	—	1,337,042	—	1,337,042
Total	$ 18,512,198	$ 75,892,394	$ —	$ 94,404,592

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the deferred cash incentive plan (see Note 11). There were no financial assets classified within Level 3 during the year ended December 31, 2017.

The following is a summary of the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt	$ 74,833,256	$ 26,426	$ (304,330)	$ 74,555,352
Mutual funds held in rabbi trust	1,129,020	208,022	—	1,337,042
Total trading securities	$ 75,962,276	$ 234,448	$ (304,330)	$ 75,892,394

The following table summarizes the fair value of the corporate debt investments based upon the contractual maturities as of December 31, 2017:

Less than one year	$	30,566,407
Due in 1 - 5 years		43,988,945
Total	$	74,555,352

Proceeds from the sales and maturities of investments during the year ended December 31, 2017 was $31,433,393.

The following table provides fair values and unrealized losses on investments and by the aging of the securities' continuous unrealized loss position as of December 31, 2017:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Corporate debt	$47,899,720	$ (149,954)	$ 15,796,678	$ (154,376)	$63,696,398	$ (304,330)

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

The trading gains and (losses) related to corporate debt trading securities for the year ended December 31, 2017 are as follows:

Net (losses) recognized during the period on corporate debt securities	$	(76,384)
Less: Net realized gains recognized during the period on corporate debt called during the period		15,072
Unrealized net (losses) during the reporting period on corporate debt still held at the reporting date	$	(91,456)

5. Equipment

Equipment is comprised of the following:

Software licenses, computer and related equipment	$	12,054,737
Office hardware		24,161,788
Accumulated depreciation		(26,514,698)
Total equipment, net	$	9,701,827

For the year ended December 31, 2017 depreciation expense was $5,755,263.

6. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$	72,280,385
Accumulated amortization		(57,296,029)
Total software development costs, net	$	14,984,356

For the year ended December 31, 2017 software development costs of $9,846,804 were capitalized and amortization expense was $8,175,638. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations, respectively.

7. Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	53,703,825
State and local		5,243,324
Total current provision		58,947,149
Deferred:		
Federal		1,742,172
State and local		217,473
Total deferred provision		1,959,645
Provision for income taxes	$	60,906,794

On December 22, 2017, the Tax Act was enacted into law. The Tax Act significantly revises the U.S. corporate income tax regime by, among other things, lowering the U.S. federal corporate income tax rate from 35% to 21%. The Company has made a reasonable estimate of the impact of the Tax Act and recorded a provisional tax charge of

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

$0.5 million to re-measure U.S. deferred tax assets. The final impact of the Tax Act may differ materially from the charge recognized this year due to, among other things, changes in interpretations and assumptions the Company has made, guidance that may be issued by the U.S. Department of Treasury and actions the Company may take as a result of the Tax Act.

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 35% is as follows:

U.S. federal tax at statutory rate	$ 63,731,079	35.0%
State and local taxes, net of federal benefit	3,498,336	1.9%
Excess tax benefits from stock-based compensation	(4,380,288)	(2.4%)
Tax Cuts and Jobs Act provisional tax charge	516,642	0.3%
Other, net	(2,458,975)	(1.4%)
Provision for income taxes	$ 60,906,794	33.4%

The following is a summary of the Company's net deferred tax liabilities:

Net operating loss carryforwards	$ 872,200
Stock-based compensation	3,127,063
Other	(47,320)
Total deferred tax assets	3,951,943
Depreciation and amortization	(4,637,755)
Deferred tax liabilities, net	$ (685,812)

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2017, the Company had restricted U.S. federal net operating loss carryforwards of $4,153,333, which begin to expire in 2021. The Company's net operating loss carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company or Parent files U.S. federal, state and local income tax returns. Income tax returns for U.S. Federal (through 2013), for New York City (through 2003) and State (through 2009) and Connecticut State (through 2003) tax returns have been audited. An examination of the Parent's New York State income tax returns for 2010 through 2013 is currently underway. The Company cannot estimate when the examination will conclude or the impact such examination will have on the Company's financial statements, if any.

The unrecognized tax benefits balance decreased by $28,997 during the year ended December 31, 2017 and was zero as of December 31, 2017. This was a result of a reduction for prior year state tax positions.

8.   **Affiliate Transactions**

The Company allocates total compensation costs for legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management personnel to an affiliate.   The allocated costs are based on an internal methodology and amounted to $471,709 for the year ended December 31, 2017. The amount due from the affiliate was $26,577 as of December 31, 2017 and is included in accounts receivable on the Statement of Financial Condition.

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $6,533,187 for the year ended December 31, 2017. The amount due

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

to the Parent was $7,654,395 and is primarily comprised of federal and income state taxes payable to the Parent as of December 31, 2017 and is included in accounts payable and other liabilities on the Statement of Financial Condition. The amount due from the Parent was $91,304 and is included in accounts receivable on the Statement of Financial Condition.

The Company allocates charges for shared resources to an affiliate. The amount due from this affiliate was $347,856 as of December 31, 2017 and is included in accounts receivable on the Statement of Financial Condition. The amount due to this affiliate was $174,378 as of December 31, 2017 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate transaction fees for these services. The transaction fees amounted to $1,171,234 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2017. The amount due from this affiliate was $75,783 as of December 31, 2017 and is included in accounts receivable on the Statement of Financial Condition. The amount due to this affiliate was $72,761 as of December 31, 2017 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides support for an overseas affiliate that operates a trading platform for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $31,746,233 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2017. The amount due to this affiliate was $6,657,606 as of December 31, 2017 and is included in accounts payable and other liabilities on the Statement of Financial Condition. The amount due from this affiliate was $376,463 as of December 31, 2017 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides the Company with trade matching, regulatory transaction reporting and market data services. The related costs charged to the Company by this affiliate amounted to $973,048. This amount is offset by charges of $471,502 for IT services and related infrastructure support that the Company provides to this affiliate, at cost. These amounts are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2017. The amount due to this affiliate was $156,846 as of December 31, 2017 and is included in accounts payables and other liabilities on the Statement of Financial Condition. The amount due from this affiliate was $40,745 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $1,032,113 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2017. The amount due to this affiliate was $73,491 as of December 31, 2017 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

9. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plan of the Parent. Stock compensation expense related to restricted stock and stock options was $6,346,930 and is included in employee compensation and benefits in the Statement of Operations.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2017 was $40.08. The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2017:

Expected life (years)	5.00
Risk-free interest rate	1.92%
Expected volatility	28.01%
Expected dividend yield	0.84%

The following table reports stock option activity for the year ended December 31, 2017 and the intrinsic value as of December 31, 2017:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at December 31, 2016	142,960	56.10		
Granted	25,426	156.85		
Exercised	(70,478)	12.19		12,280,419
Outstanding at December 31, 2017	97,908	113.87	4.38	8,604,516
Exercisable at December 31, 2017	6,371	54.09	4.65	940,759

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2017 of $201.75 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2017, there was $2,290,558 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 2.68 years.

Restricted Stock and Performance Shares

Restricted stock generally vests over a three or five-year period. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Annual performance share awards are granted to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Parent of pre-tax operating income, as defined. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

The following table reports performance share activity for annual awards for the year ended December 31, 2017:

Share pay-out at plan	3,175
Actual share pay out in the following year	1,981
Weighted average fair value per share on grant date	$ 155.53

In January 2016, the Company granted 26,576 multi-year performance shares to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of aggregate operating income over the three-year period beginning January 1, 2016. The pay-out ranges from zero to 150% of the performance award value. Any restricted stock awarded will vest 50% on January 31, 2020 and 50% on January 31, 2021. The fair value per share of the awards on the grant date was $103.30.

The following table reports restricted stock and performance share activity during the year ended December 31, 2017:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2016	144,435 $	84.90
Granted	36,329	
Performance share pay-out	2,881	
Forfeited	(4,432)	
Vested	(65,518)	
Outstanding at December 31, 2017	113,695 $	155.73

As of December 31, 2017, there was $9,406,016 of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.89 years.

Employee Stock Purchase Plan
During 2015, the Parent established a non-qualified employee stock purchase plan for non-executive employees. Under the plan, participants are granted the right to purchase shares of the Parent's common stock based on the fair market value on the last day of the six-month offering period. On the purchase date, the Parent will grant to the participants a number of shares of common stock equal to 20% of the aggregate shares purchased by the participant. These matching shares vest over a one-year period. The Parent issued 895 matching shares in connection with the plan for the year ended December 31, 2017.

10. Commitments and Contingencies

Credit Agreement
In October 2015, the Parent entered into a two-year amended and restated credit agreement (the "Credit Agreement") that provided for revolving loans and letters of credit up to an aggregate of $100,000,000. The Parent amended the Credit Agreement in October 2017 and extended the maturity date to October 2018. The amended Credit Agreement also provides for two additional one-year extension options and modified certain borrowing terms and covenants. Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the borrowing capacity under the Credit Agreement by an additional $50,000,000. As of December 31, 2017, the Parent had $867,834 in letters of credit outstanding and $99,132,166 in available borrowing capacity under the Credit Agreement. The Parent's borrowings under the Credit Agreement are collateralized by first priority pledges (subject to permitted liens) of substantially all of the Parent's personal property assets, including the equity interest of the Parent in the Company.
Other

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements, continued
December 31, 2017

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. For the year ended December 31, 2017, revenue from matched principal trading was approximately $37,423,300. Under a securities clearing agreement with a third-party clearing broker, the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2017, the amount of the collateral deposit included in prepaid expenses and other assets in the Statement of Financial Condition was $500,000. For the year ended December 31, 2017, clearing expenses associated with matched principal transactions were $3,801,489 and are classified under clearing costs in the Statement of Operations. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is a miscommunication or other error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreement, the clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2017.

11. **Retirement and Deferred Compensation Plans**

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $779,982 in matching contributions to the 401(k) Plan for the year ended December 31, 2017.

In 2015, the Parent adopted a non-qualified deferred cash incentive plan for certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2017, the fair value of the mutual fund investments and deferred compensation obligation were $1,337,042. Changes in the fair value of securities held in the rabbi trust are recognized as trading gains and losses and included in other revenues and offsetting increases or decreases in the deferred compensation obligation are recorded in employee compensation and benefits. For the year ended December 31, 2017, the trading gains and compensation expense were each $208,022.

12. **Subsequent Events**

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition until February 21, 2018, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017   **Supplementary Schedule I**

Net Capital

Total shareholder's equity	$	153,003,815

Deductions

Nonallowable assets		
Mutual funds held in rabbi trust, at fair value		1,337,042
Accounts receivable, net		46,624,972
Equipment, net		9,701,827
Software development costs, net		14,984,356
Prepaid expenses and other assets		6,605,310
Net Capital before haircuts on securities positions		73,750,308
Haircut on money market funds included in cash and cash equivalents		
and corporate debt		(2,535,076)
Net capital		**71,215,232**
Required net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)		2,703,305
Excess net capital	$	**68,511,927**
Aggregate indebtedness	$	40,549,548
Ratio of aggregate indebtedness to net capital		**0.57 to 1**

There are no material differences between the calculation above and the Company's
  unaudited FOCUS Report as of December 31, 2017.